UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Marketo, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

57063L107

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57063L107

1.	Names of Reporting Persons. Storm Ventures Fund III, L.P. (“SV III”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,685,450 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 3,685,450 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,685,450 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.39% (2)

12.	Type of Reporting Person (See Instructions) PN

(1)   Storm Venture Associates III, L.L.C. (“SVA LLC”) is the general partner of SV III and Storm Ventures Affiliates Fund III, L.P. (“SVA III”) and the managing member of Storm Venture Principals Fund III, L.L.C. (“SVP III”), and may be deemed to have sole power to vote and dispose of these shares.  Ryan Floyd, M. Alex Mendez, Tae Hea Nahm and Sanjay Subhedar as the managing members of SVA LLC may be deemed to have shared power to vote and dispose of these shares.

(2)   Based on 39,249,978 shares of common stock outstanding as of December 31, 2013.

CUSIP No. 57063L107

1.	Names of Reporting Persons. Storm Ventures Affiliates Fund III, L.P. (“SVA III”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 201,586 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 201,586 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 201,586 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.51% (2)

12.	Type of Reporting Person (See Instructions) PN

(1)   SVA LLC is the general partner of SV III and SVA III and the managing member of SVP III, and may be deemed to have sole power to vote and dispose of these shares.  Ryan Floyd, M. Alex Mendez, Tae Hea Nahm and Sanjay Subhedar as the managing members of SVA LLC may be deemed to have shared power to vote and dispose of these shares.

(2)   Based on 39,249,978 shares of common stock outstanding as of December 31, 2013.

CUSIP No. 57063L107

1.	Names of Reporting Persons. Storm Ventures Principals Fund III, L.L.C. (“SVP III”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 114,170 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 114,170 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 114,170 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.29% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)   SVA LLC is the general partner of SV III and SVA III and the managing member of SVP III, and may be deemed to have sole power to vote and dispose of these shares.  Ryan Floyd, M. Alex Mendez, Tae Hea Nahm and Sanjay Subhedar as the managing members of SVA LLC may be deemed to have shared power to vote and dispose of these shares.

(2)   Based on 39,249,978 shares of common stock outstanding as of December 31, 2013.

CUSIP No. 57063L107

1.	Names of Reporting Persons. Storm Venture Associates III, L.L.C. (“SVA LLC”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,001,206 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 4,001,206 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,001,206 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.19% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)   SVA LLC is the general partner of SV III, which holds 3,685,450 of these shares directly, and SVA III, which holds 201,586 of these shares directly, and the managing member of SVP III, which holds 114,170 of these shares directly, and may be deemed to have sole power to vote and dispose of these shares.  Ryan Floyd, M. Alex Mendez, Tae Hea Nahm and Sanjay Subhedar as the managing members of SVA LLC may be deemed to have shared power to vote and dispose of these shares.

(2)   Based on 39,249,978 shares of common stock outstanding as of December 31, 2013.

CUSIP No. 57063L107

1.	Names of Reporting Persons. Tae Hea Nahm

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 16,800 (1)

	6.	Shared Voting Power 4,001,206 (2)

	7.	Sole Dispositive Power 16,800 (1)

	8.	Shared Dispositive Power 4,001,206 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,018,006 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.23% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)   Consists of 16,800 shares exercisable within 60 days of December 31, 2013.

(2)   SVA LLC is the general partner of SV III, which holds 3,685,450 of these shares directly, and SVA III, which holds 201,586 of these shares directly, and the managing member of SVP III, which holds 114,170 of these shares directly, and may be deemed to have sole power to vote and dispose of these shares.  Ryan Floyd, M. Alex Mendez, Tae Hea Nahm and Sanjay Subhedar as the managing members of SVA LLC, may be deemed to have shared power to vote and dispose of these shares.

(3)   Based on 39,266,778 shares of common stock, which includes the number of shares outstanding and the number of shares of Common Stock that Tae Hea Nahm has the right to acquire within sixty days through the exercise of an option to purchase shares of Common Stock as of December 31, 2013.

CUSIP No. 57063L107

1.	Names of Reporting Persons. Ryan Floyd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 4,001,206 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 4,001,206 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,001,206 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.19% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)   SVA LLC is the general partner of SV III, which holds 3,685,450 of these shares directly, and SVA III, which holds 201,586 of these shares directly, and the managing member of SVP III, which holds 114,170 of these shares directly, and may be deemed to have sole power to vote and dispose of these shares.  Ryan Floyd, M. Alex Mendez, Tae Hea Nahm and Sanjay Subhedar as the managing members of SVA LLC may be deemed to have shared power to vote and dispose of these shares.

(2)   Based on 39,249,978 shares of common stock outstanding as of December 31, 2013.

CUSIP No. 57063L107

1.	Names of Reporting Persons. M. Alex Mendez

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 4,001,206 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 4,001,206 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,001,206 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.19% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)   SVA LLC is the general partner of SV III, which holds 3,685,450 of these shares directly, and SVA III, which holds 201,586 of these shares directly, and the managing member of SVP III, which holds 114,170 of these shares directly, and may be deemed to have sole power to vote and dispose of these shares.  Ryan Floyd, M. Alex Mendez, Tae Hea Nahm and Sanjay Subhedar as the managing members of SVA LLC, may be deemed to have shared power to vote and dispose of these shares.

(2)   Based on 39,249,978 shares of common stock outstanding as of December 31, 2013.

CUSIP No. 57063L107

1.	Names of Reporting Persons. Sanjay Subhedar

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 4,001,206 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 4,001,206 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,001,206 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.19% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)   SVA LLC is the general partner of SV III, which holds 3,685,450 of these shares directly, and SVA III, which holds 201,586 of these shares directly, and the managing member of SVP III, which holds 114,170 of these shares directly, and may be deemed to have sole power to vote and dispose of these shares.  Ryan Floyd, M. Alex Mendez, Tae Hea Nahm and Sanjay Subhedar as the managing members of SVA LLC, may be deemed to have shared power to vote and dispose of these shares.

(2)   Based on 39,249,978 shares of common stock outstanding as of December 31, 2013.

Item 1.
	(a)	Name of Issuer: Marketo, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 901 Mariners Island Blvd. San Mateo, CA 94404

Item 2.
(a)

Name of Person Filing:
Storm Ventures Fund III, L.P., Storm Ventures Affiliates Fund III, L.P., Storm Ventures Principals Fund III, L.L.C., Storm Venture Associates III, L.L.C., Tae Hea Nahm, Ryan Floyd, M. Alex Mendez and Sanjay Subhedar

	(b)	Address of Principal Business Office or, if none, Residence: c/o Storm Ventures 2440 Sand Hill Road Menlo Park, CA 94025
	(c)	Citizenship: SV III, SVA III, SVP III and SVA LLC: Delaware Tae Hea Nahm, Ryan Floyd, M. Alex Mendez and Sanjay Subhedar: United States of America
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 57063L107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C 78c).
	(b)	☐	Bank as defined in section 3(a) (6) of the Act (15 U.S.C 78c).
	(c)	☐	Insurance company as defined in section 3(a) (19) of the Act (15 U.S.C 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	Investment adviser in accordance with SS 240. 13d-1(b) (1) (ii) (E);
	(f)	☐	Employee benefit plan or endowment fund in accordance with SS 240. 13d-1(b) (ii) (F);
	(g)	☐	Parent holding company or control person in accordance with SS.SS.240. 13d-1(b) (ii) (G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940(15 U.S.C 80a-3);
	(j)	☐	Group, in accordance with SS 240. 13d-1(b) (1) (ii) (J);

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The approximate ownership percentages of Common Stock reported as beneficially owned by the Reporting Persons is based upon 39,249,978 shares of Common Stock outstanding as of December 31, 2013, as reported on the Issuer’s Form S-1/A, filed on January 24, 2014; provided, that the approximate ownership percentages of Common Stock reported as beneficially owned by Tae Hea Nahm is based upon 39,266,778 shares of Common Stock, which includes the number of shares outstanding and the number of shares of Common Stock that Tae Hea Nahm has the right to acquire within sixty days through the exercise of an option to purchase shares of Common Stock.

(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the partnership agreement of SV III, the general and limited partners may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by SV III.  Under certain circumstances set forth in the limited liability company agreement of SVA LLC, the general and limited partners may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by SVA LLC.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certifications
Not Applicable

Exhibits

Statement Appointing Designated Filer and Authorized Signer attached as Ex. 99.1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 18, 2014

Storm Ventures Fund III, L.P.

By: Storm Venture Associates III, L.L.C.

By:	/s/ Kevin Melia
Kevin Melia
Authorized Signatory

Storm Ventures Affiliates Fund III, L.P.

By: Storm Venture Associates III, L.L.C.

By:	/s/ Kevin Melia
Kevin Melia
Authorized Signatory

Storm Ventures Principals Fund III, L.L.C.

By: Storm Venture Associates III, L.L.C.

By:	/s/ Kevin Melia
Kevin Melia
Authorized Signatory

Storm Venture Associates III, L.L.C.

By:	/s/ Kevin Melia
Kevin Melia
Authorized Signatory

Tae Hea Nahm

By:	/s/ Tae Hea Nahm
Tae Hea Nahm

Ryan Floyd

By:	/s/ Ryan Floyd
Ryan Floyd

M. Alex Mendez

By:	/s/ M. Alex Mendez
M. Alex Mendez

Sanjay Subhedar

By:	/s/ Sanjay Subhedar
Sanjay Subhedar